Exhibit 99.36

99.36 News Release Dated December 30, 2013

Cipher Announces Change to Board of Directors

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, Dec. 30, 2013 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that William (Bill) Garriock has resigned from his position of Chair of Cipher, effective December 31, 2013, as he is retiring from active business. Cipher’s Board expects to appoint a new Chair in the near future.

“On behalf of the Board, I would like to thank Bill for his service and contributions and wish him well in retirement,” said Larry Andrews, CEO and Director of Cipher.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

SOURCE Cipher Pharmaceuticals Inc.

Craig Armitage
Investor Relations
TMX Equicom
(416) 815-0700 ext 278
(416) 815-0080 fax
carmitage@tmxequicom.com

Larry Andrews
President and CEO
Cipher Pharmaceuticals
(905) 602-5840 ext 324
(905) 602-0628 fax
landrews@cipherpharma.com